U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cautionary Note Regarding Forward-Looking Statements.

This Report, including the exhibits included herein, may contain forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements.  Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Events.

On August 22, 2016, Dehaier Medical Systems Limited (the “Registrant”) issued a press release announcing the closing of a previously announced securities purchase agreement (the “Securities Purchase Agreement”) with Hangzhou Liaison Interactive Information Technology Co. Ltd. (“Liaison Interactive” or the “Purchaser”), a publicly listed company on the Shenzhen Stock Exchange (Trading Ticker: 002280). On August 18, 2016, Liaison Interactive completed the purchase of US$20 million of the Registrant’s common shares and warrants to purchase common shares. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Pursuant to the Share Purchase Agreement (the “Agreement”), the Company sold 11,111,111 restricted common shares for a purchase price of US$1.80 per share for an aggregate of US$20,000,000 to Liaison Interactive. Liaison Interactive and its designees will also receive warrants to purchase 1,000,000 restricted common shares of the Company at a purchase price of US$2.20 per share. Dehaier Medical previously announced the sale of 620,414 shares on June 6, 2016. The final closing involved the sale of 10,490,697 shares. The warrants may be exercised at any time after issuance. If fully exercised, the Registrant would receive aggregate gross proceeds from the warrants of $2.2 million.

The investment funds after deducting fees and expenses (including expenses associated with the repurchase of certain outstanding warrants held by third parties) will be used for the development and marketing of Dehaier Medical wearable sleep apnea products business, and potential mergers and acquisitions.

Exhibits.

99.1	Press Release dated August 22, 2016.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

August 22, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

EXHIBIT INDEX

99.1	Press Release dated August 22, 2016.